                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)


                           Select Comfort Corporation
                           --------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 Per share
                     --------------------------------------
                         (Title of Class of Securities)



                                   81616X 10 3
                                   -----------
                                 (CUSIP Number)


                                Bruce A. Backberg
                              Senior Vice President
                          The St. Paul Companies, Inc.
                              385 Washington Street
                            St. Paul, Minnesota 55102
                                 (651) 310-7916
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                  June 20, 2002
                                  -------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

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
-----------------------                                                                                  -------------
 CUSIP NO. 81616X 10 3                                  SCHEDULE 13D                                      Page 2 of 9
-----------------------                                                                                  -------------

---------------------------- -----------------------------------------------------------------------------------------
             1               NAMES OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                             The St. Paul Companies, Inc.
---------------------------- -----------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                             Not Applicable                      (a)  / /
                                                                 (b)  / /
---------------------------- -----------------------------------------------------------------------------------------
             3               SEC USE ONLY


---------------------------- -----------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS
                             WC

---------------------------- -----------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
                             2(e) / /

---------------------------- -----------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                             Minnesota corporation

---------------------------- ---------------------- ------------------------------------------------------------------
                                       7            SOLE VOTING POWER
                                                            0
         NUMBER OF           ---------------------- ------------------------------------------------------------------
          SHARES                       8            SHARED VOTING POWER
       BENEFICIALLY                                         12,913,942 (see Items 5 and 6)
         OWNED BY            ---------------------- ------------------------------------------------------------------
           EACH                        9            SOLE DISPOSITIVE POWER
         REPORTING                                          0
          PERSON             ---------------------- ------------------------------------------------------------------
           WITH                        10            SHARED DISPOSITIVE POWER
                                                            12,913,942 (see Items 5 and 6)
---------------------------- -----------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             12,913,942 (see Items 5 and 6)

---------------------------- -----------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  / /
                             Not Applicable

---------------------------- -----------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                             40.1%

---------------------------- -----------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON
                             HC, IC and CO

---------------------------- -----------------------------------------------------------------------------------------

-----------------------                                                                                  -------------
 CUSIP NO. 81616X 10 3                                  SCHEDULE 13D                                      Page 3 of 9
-----------------------                                                                                  -------------

---------------------------- -----------------------------------------------------------------------------------------
             1               NAMES OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                             St. Paul Fire and Marine Insurance Company
---------------------------- -----------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                             Not Applicable                      (a)  / /
                                                                 (b)  / /
---------------------------- -----------------------------------------------------------------------------------------
             3               SEC USE ONLY


---------------------------- -----------------------------------------------------------------------------------------
             4               SOURCE OF FUNDS


---------------------------- -----------------------------------------------------------------------------------------
             5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
                             2(e)  / /

---------------------------- -----------------------------------------------------------------------------------------
             6               CITIZENSHIP OR PLACE OF ORGANIZATION
                             Minnesota corporation

---------------------------- ---------------------- ------------------------------------------------------------------
                                       7            SOLE VOTING POWER
                                                            0
         NUMBER OF           ---------------------- ------------------------------------------------------------------
          SHARES                       8            SHARED VOTING POWER
       BENEFICIALLY                                         12,913,667 (see Items 5 and 6)
         OWNED BY            ---------------------- ------------------------------------------------------------------
           EACH                        9            SOLE DISPOSITIVE POWER
         REPORTING                                          0
          PERSON             ---------------------- ------------------------------------------------------------------
           WITH                        10            SHARED DISPOSITIVE POWER
                                                            12,913,667 (see Items 5 and 6)
---------------------------- -----------------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             12,913,667 (see Items 5 and 6)

---------------------------- -----------------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  / /
                             Not Applicable

---------------------------- -----------------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                             40.1%

---------------------------- -----------------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON
                             IC and CO

---------------------------- -----------------------------------------------------------------------------------------

         This Amendment No. 6 to Schedule 13D hereby amends and supplements a
Schedule 13D dated March 17, 2000 (the "Original Statement"), as amended by Amendment No. 1 dated May 19, 2000 ("Amendment No. 1"), Amendment No. 2 dated September 8, 2000 ("Amendment No. 2"), Amendment No. 3 dated November 15, 2000 ("Amendment No. 3"), Amendment No. 4 dated May 1, 2001 ("Amendment No. 4") and Amendment No. 5 dated June 6, 2001 ("Amendment No. 5"), filed by and on behalf of The St. Paul Companies, Inc. ("The St. Paul") and St. Paul Fire and Marine Insurance Company ("F&M") with respect to the common stock, par value $.01 per share (the "Common Stock") of Select Comfort Corporation, a Minnesota corporation ("Select Comfort"). The St. Paul and F&M are sometimes collectively referred to herein as the "Reporting Persons."

         Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5. All terms used, but not defined, in this Amendment No. 6 are as defined in the Original Statement.

ITEM 1.    SECURITY AND ISSUER.

         The Reporting Persons hereby add the following disclosure to this
Item 1:

         The address of the principal executive offices of Select Comfort is 6105 Trenton Lane North, Plymouth, MN 55442.

ITEM 2.    IDENTITY AND BACKGROUND.

         The Reporting Persons hereby add the following disclosure to this
Item 2:

         Information called for by Items 2-6 of this Schedule 13D concerning the directors and executive officers of each of the Reporting Persons is set forth in Exhibit 1 attached hereto and is incorporated herein by this reference.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons hereby add the following disclosure to this
Item 3:

         On March 21, 2002, Select Comfort delivered a letter to the Reporting Persons indicating that a series of transactions had occurred which triggered antidilution adjustments on certain warrants held by F&M and St. Paul Venture Capital V, LLC ("SPVC V"), a subsidiary of each of the Reporting Persons. The adjustments increased the number of shares of Common Stock exercisable under the warrants from 59,769 shares to 97,753 shares for F&M and from 7,954 shares to 13,009 shares for SPVC V. The exercise price of the warrants was decreased from $5.25 per share to $3.21 per share, so that the aggregate exercise price remained substantially unchanged. The warrants were originally issued in connection with debt and equity financings occurring prior to 1997. No part of the purchase price of such financings were allocated to the warrants.

         On April 5, 2002, F&M received a distribution of 40,000 shares of Common Stock from Consumer Venture Partners II, L.P., a Delaware limited partnership ("CVP II") of which F&M is a limited partner. The shares were purchased by CVP II on November 7, 1991 at a price per share of $1.039. Corporate funds of F&M were used to fund its capital contributions to CVP II, which in turn were used by CVP II to purchase the shares. No borrowed funds were used to fund such capital contributions.

         On May 20, 2002, F&M received a distribution of 40,000 shares of Common Stock from CVP II. The shares were purchased by CVP II on November 7, 1991 at a price per share of $1.039. Corporate funds of F&M were used to fund its capital contributions to CVP II, which in turn were used by CVP II to purchase the shares. No borrowed funds were used to fund such capital contributions.

         On June 20, 2002, the $4,100,000 senior secured convertible note of Select Comfort (the "Note") held by St. Paul Venture Capital VI, LLC ("SPVC VI"), a subsidiary of each of the Reporting Persons, was automatically converted into 4,100,000 shares of Common Stock. SPVC VI purchased the Note on June 6, 2001 by delivering $2,067,600 in cash and by converting in full the $2,016,000 principal and accrued interest owed on a demand note dated May 1, 2001. Corporate funds of SPVC VI were used to purchase the Note. No borrowed funds were used to purchase the Note.

         Since the date of Amendment No. 5: (i) an additional 1,056 shares of Common Stock have become or will become exercisable within 60 days of the date of this Amendment under outstanding options held by St. Paul Venture Capital IV, LLC ("SPVC IV"), a subsidiary of each of the Reporting Persons; (ii) an additional 24,611 shares have become or will become exercisable within 60 days of the date of this Amendment under outstanding options held by SPVC V; and
(iii) options to purchase shares of Common Stock were granted to SPVC VI in connection with service on the board of directors of Select Comfort by Patrick
A. Hopf, Chairman of the Board of Select Comfort, 4,444 shares of which are exercisable within 60 days of the date of this Amendment.

ITEM 4.    PURPOSE OF TRANSACTION.

         The Reporting Persons hereby add the following disclosure to this
Item 4:

         See Item 3 entitled "Source and Amount of Funds or Other Consideration" above for a description of the transactions being reported in this Amendment to
Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Persons hereby add the following disclosure to this
Item 5:

         (a) (i) Amount beneficially owned: As of June 20, 2002, The St. Paul and F&M may be deemed to have owned beneficially 12,913,942 shares of Common Stock of Select Comfort and 12,913,667 shares of Common Stock of Select Comfort, respectively. F&M is a wholly owned subsidiary of The St. Paul. F&M is the 99% owner of SPVC IV, SPVC V and SPVC VI. The St. Paul is the 77% owner of St. Paul Venture Capital, Inc. ("SPVC"), the manager of St. Paul Venture Capital Affiliates Fund I, LLC ("SPVC Affiliates"). F&M is the record owner of 4,886,022 shares of Common Stock and 97,753 shares of Common Stock issuable upon exercise of outstanding warrants which are exercisable within 60 days. F&M also beneficially owns, through its 99% ownership interest in SPVC IV, 321,017 shares of Common Stock and 18,009 shares of Common Stock issuable upon exercise of outstanding warrants and options which are exercisable within 60 days. In addition, F&M beneficially owns, through its 99% ownership interest in SPVC V, 955,900 shares of Common Stock, 163,250 shares of Common Stock issuable upon exercise of outstanding options, and 727,272 shares of Common Stock issuable upon conversion of a five-year convertible debenture, all of which are exercisable or convertible within 60 days. Furthermore, F&M beneficially owns, through its 99% ownership interest in SPVC VI, 4,100,000 shares of Common Stock and 1,644,444 shares of Common Stock issuable upon exercise of outstanding warrants and options which are exercisable within 60 days. The St. Paul beneficially owns, through its 77% ownership interest in SPVC, the manager of SPVC Affiliates, 275 shares of Common Stock. By virtue of the affiliate relationships among The St. Paul, F&M, SPVC IV, SPVC V, SPVC VI and SPVC Affiliates, The St. Paul may be deemed to own beneficially 12,913,942 shares described in this Schedule 13D. By virtue of the affiliate relationships among F&M, SPVC IV, SPVC V and SPVC VI, F&M may be deemed to own beneficially 12,913,667 shares described in this Schedule 13D. Hence, each The St. Paul and F&M may be deemed to beneficially own 12,913,942 shares of the Common Stock of Select Comfort and 12,913,667 shares of Common Stock of Select Comfort, respectively.

                  (ii) Percent of class: The St. Paul: 40.1% and F&M: 40.1%. The foregoing percentages are calculated based on the 29,583,826 shares of Common Stock reported to be outstanding by Select Comfort on Form 8-K dated June 25, 2002.

         (b)      Number of shares as to which The St. Paul has:


                  (i)      Sole power to vote or to direct the vote..............................         0

                  (ii)     Shared power to vote or to direct the vote............................12,913,942

                  (iii)    Sole power to dispose or to direct the disposition of.................         0

                  (iv)     Shared power to dispose or to direct the disposition of...............12,913,942

                  Number of shares as to which F&M has:

                  (i)      Sole power to vote or to direct the vote..............................          0

                  (ii)     Shared power to vote or to direct the vote............................12,913,667

                  (iii)    Sole power to dispose or to direct the disposition of.................         0

                  (iv)     Shared power to dispose or to direct the disposition of...............12,913,667


          (c) Except as otherwise provided in this Amendment No. 6, neither of the Reporting Persons or the directors and executive officers named in Item 2 has effected any transactions in the Common Stock of Select Comfort during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons hereby add the following disclosure to this
Item 6:

         As a result of the conversion of the Note described in Item 3 above, the Note, the Guarantee, the Security Agreement and the Pledge Agreement which were described in Amendment No. 5 are no longer in effect. In addition, the Voting Agreement which was described in Amendment No. 5 is no longer in effect.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         The Reporting Persons hereby add the following exhibits to this Item 7:

         Exhibit 1 Information concerning directors and executive officers of The St. Paul Companies, Inc. and
                           St. Paul Fire and Marine Insurance Company

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2002

THE ST. PAUL COMPANIES, INC.



         By:  /S/ BRUCE A. BACKBERG
              ---------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By: /S/ BRUCE A. BACKBERG
             ----------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President

                                  EXHIBIT INDEX


  EXHIBIT NO.                               DESCRIPTION                                      METHOD OF FILING
  ----------                                -----------                                      ----------------
       1         Information concerning directors and executive officers of The      Filed Herewith
                 St. Paul Companies, Inc. and St. Paul Fire and Marine Insurance
                 Company